Balance Sheet
Farm From a Box
December 31, 2017 and 2016

	December 31, 2017	December 31, 2016
Assets		
Current Assets		
Checking	$ 4,633	$ 85,645
Accounts Receivable	$ -	$ 91,000
Loans Receivable	$ 110	$ -
Other Current Assets	$ -	$ 23,627
Total Current Assets	$ 4,743	$ 200,272
Property, Plant and Equipment		
Computer Equipment	$ 1,526	$ 1,000
Less Accumulated Depreciation on Computer Equipment	$ (813)	$ (333)
Total Property, Plant and Equipment	$ 714	$ 667
Total Assets	$ 5,457	$ 200,939
Liabilities and Equity		
Liabilities		
Current Liabilities		
Bank overdraft	$ -	$ -
Accounts Payable	$ 18,263	$ 107,272
Deferred Revenue	$ -	$ 91,000
Accrued Convertible Note Interest	$ 57,164	$ 40,987
Convertible Debt - Current	$ 199,000	$ 135,000
Line of Credit	$ 28,806	$ 29,705
Related Party Advances	$ 20,000	$ 20,000
Total Current Liabilities	$ 323,233	$ 423,964
Non-Current Liabilities		
Convertible Debt - Non-current	$ 76,000	$ 111,000
Total Non-Current Liabilities	$ 76,000	$ 111,000
Total Liabilities	$ 399,233	$ 534,964
Equity		
Common Stock	$ 362,700	$ 362,700
SAFEs	$ 135,543	$ 135,543
Retained Earnings	$ (892,019)	$ (832,268)
Total Equity	$ (393,776)	$ (334,025)
Total Liabilities and Equity	$ 5,457	$ 200,939

Income Statement
Farm From a Box
For the 12 months ended December 31, 2017 and 2016

		2017		2016
Revenue				
Revenue	$	96,109	$	-
Total Revenue	**$**	**96,109**	**$**	**-**
Cost of Goods Sold				
Cost of Goods Sold	$	39,651	$	-
Supplies and Materials	$	1,334	$	-
Total Cost of Goods Sold	**$**	**40,984**	**$**	**-**
Gross Profit	**$**	**55,125**	**$**	**-**
Operating Expenses				
Research				
Research Expenses	$	169	$	3,010
Total Research	**$**	**169**	**$**	**3,010**
Marketing				
International Relations	$	9,957	$	9,175
Total Marketing	**$**	**9,957**	**$**	**9,175**
General & Administrative				
Compensation	$	112,500	$	33,430
Office Expenses	$	44,565	$	19,740
Total General & Administrative	**$**	**157,065**	**$**	**53,170**
Total Operating Expenses	**$**	**167,191**	**$**	**65,355**
Operating Income / (Loss)	**$**	**(112,066)**	**$**	**(65,355)**
Other Income and Expense				
Depreciation	$	(480)	$	(333)
Gain or Loss	$	74,993	$	-
Taxes & Licenses	$	-	$	(760)
Investment Fees	$	-	$	(6,827)
Interest Expense	$	(19,655)	$	(17,528)
Other Expense	$	(1,359)	$	400
Total Other Income and Expense	**$**	**53,500**	**$**	**(25,049)**
Net Income / (Loss) before Tax	**$**	**(58,566)**	**$**	**(90,404)**
Net Income	**$**	**(58,566)**	**$**	**(90,404)**
Total Comprehensive Income	**$**	**(58,566)**	**$**	**(90,404)**

Statement of Cash Flows

Farm From a Box

For the 12 months ended December 31, 2017 and 2016

		2017		2016
Cash Flows from Operating Activities				
Net loss	$	(58,566)	$	(90,404)
Depreciation	$	480	$	333
Accounts Receivable	$	91,000	$	(91,000)
Loans Receivable	$	(110)	$	-
Other Current Assets	$	23,627	$	(23,627)
Bank overdraft	$	-	$	(163)
Accounts payable	$	(90,194)	$	7,601
Deferred Revenue	$	(91,000)	$	91,000
Accrued liabilities	$	16,177	$	15,001
Total Cash Flows from Operating Activities	$	**(108,587)**	$	**(91,259)**
Cash Flows from Investing Activities				
Purchase of Computer Equipment	$	(526)	$	-
Total Cash Flows from Investing Activities	$	**(526)**	$	**-**
Cash Flows from Financing Activities				
Proceeds from contributed capital	$	-	$	41,000
Proceeds from convertible debt	$	29,000	$	-
Proceeds from line of credit, net	$	(899)	$	361
Proceeds from SAFE	$	-	$	135,543
Total Cash Flows from Financing Activities	$	**28,101**	$	**176,904**
Net Cash Flows		**(81,012)**		**85,645**
Cash Balances				
Cash and cash equivalents at beginning of period	$	85,645	$	-
Cash and cash equivalents at end of period	$	4,633	$	85,645
Net change in cash for period	$	**(81,012)**	$	**85,645**

Statement of Stockholders Equity
Farm From a Box
For the 12 months ended December 31, 2017

	Common Stock		SAFEs		Retained Earnings
Balance on January 1, 2017	$	362,700	$	-	$	(832,268)
Contributed Capital	$	-	$	-	$	-
Republic Campaign	$	-	$	135,543	$	-
Net Income	$	-	$	-	$	(58,566)
Other Adjustments	$	-	$	-	$	(1,185)
Balance on December 31, 2017	$	362,700	$	135,543	$	(892,019)

	Common Stock		SAFEs		Retained Earnings
Balance on January 1, 2016	$	362,700	$	-	$	(741,864)
Contributed Capital	$	-	$	-	$	-
Republic Campaign	$	-	$	135,543	$	-
Net Income	$	-	$	-	$	(90,404)
Balance on December 31, 2016	$	362,700	$	135,543	$	(832,268)

Total Stockholders Equity	
$	(469,568)
$	-
$	135,543
$	(58,566)
$	(1,185)
$	(393,776)

Total Stockholders Equity	
$	(379,164)
$	-
$	135,543
$	(90,404)
$	(334,025)